UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

JINHAO MOTOR COMPANY

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47759X101

(CUSIP Number)

Joan Tan / Fiona Lee

Private Equity

6 Shenton Way

DBS Building Tower One

#30-01, Singapore 068809

(+65) 6878-6446

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person. DBS Group Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,228,644 shares of Common Stock*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,228,644 shares of Common Stock*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,228,644 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) HC

*

These beneficial ownership calculations include the (i) 5,485,763 aggregate shares of Common Stock of Jinhao Motor Company issuable upon conversion of the Series A Redeemable Convertible Preferred Stock held by DBS Nominees (Private) Limited and The Islamic Bank of Asia and (ii) 2,742,881 aggregate shares of Common Stock of Jinhao Motor Company issuable upon exercise of the Warrants, as described below.

1.	Names of Reporting Person. DBS Bank Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,228,644 shares of Common Stock*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,228,644 shares of Common Stock*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,228,644 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) HC

*

These beneficial ownership calculations include the (i) 5,485,763 aggregate shares of Common Stock of Jinhao Motor Company issuable upon conversion of the Series A Redeemable Convertible Preferred Stock held by DBS Nominees (Private) Limited and The Islamic Bank of Asia and (ii) 2,742,881 aggregate shares of Common Stock of Jinhao Motor Company issuable upon exercise of the Warrants, as described below.

1.	Names of Reporting Person. DBS Nominees (Private) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,514,344 shares of Common Stock*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,514,344 shares of Common Stock*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,514,344 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.9%

14.	Type of Reporting Person (See Instructions) HC

*

These beneficial ownership calculations include the (i) 4,342,896 shares of Series A Redeemable Convertible Preferred Stock of Jinhao Motor Company converted into 5,485,763 shares of Common Stock of Jinhao Motor Company held by DBS Nominees (Private) Limited and (ii) 2,171,448 shares of Common Stock of Jinhao Motor Company issuable upon exercise of the Warrants, as described below.

This Schedule 13D relates to the acquisition by:

(i)                                     DBS Nominees (Private) Limited (“DBS Investor”) of (a) 4,342,896 shares of Series A Redeemable Convertible Preferred Stock (the “DBS Series A Preferred”) convertible into 4,342,896 shares of Common Stock (the “DBS Shares”), par value $0.001 (the “Common Stock”) of Jinhao Motor Company, a Nevada corporation (the “Issuer”) pursuant to that certain Securities Purchase Agreement (the “Purchase Agreement”) between the Issuer and certain other parties thereto, dated as of August 11, 2010, and (b) a warrant (the “DBS Warrant”) to purchase 2,171,448 shares (the “DBS Warrant Shares”) of Common Stock; and

(ii)                                  The Islamic Bank of Asia Limited (“IBA Investor” and collectively with DBS Investor, the “Investors”) of (x) 1,142,867 shares of Series A Redeemable Convertible Preferred Stock (the “IBA Series A Preferred” and collectively with the DBS Series A Preferred, the “Series A Preferred”) convertible into 1,142,867 shares of Common Stock (the “IBA Shares” and collectively with the DBS Shares, the “Shares”) pursuant to the Purchase Agreement and (y) a warrant (the “IBA Warrant” and collectively with the DBS Warrant, the “Warrants”) to purchase 571,433 shares (the “IBA Warrant Shares” and collectively with the DBS Warrant Shares, the “Warrant Shares”) of Common Stock.

Item 1.                                                         Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer.  The principal executive offices of the Issuer are located at Dawang Industrial Park, Zhaoqing Hi-Tech Exploit Area, Guangdong Province, People’s Republic of China.

Item 2.                                                         Identity and Background

This Statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)                                     DBS Group Holdings Ltd. (“DBS Holdings”);
(ii)                                  DBS Bank Ltd. (“DBS Bank”); and
(ii)                                  DBS Investor.

DBS Holdings is a listed company on the Singapore Exchange and incorporated in Singapore, with a principal address of 6 Shenton Way, DBS Building Tower One, #30-01, Singapore 068809.  The principal business of DBS Holdings is that of an investment holding company.  Current information concerning the identity and background of the directors and officers of DBS Holdings is set forth in Schedule I hereto, which is incorporated by reference in response to this Item 2.

DBS Bank is a limited private company incorporated in Singapore, and a wholly-owned subsidiary of DBS Holdings, with a principal address of 6 Shenton Way, DBS Building Tower One, #30-01, Singapore 068809.  The principal business of DBS Bank is to provide retail, corporate and investment banking services.  Current information concerning the identity and background of the directors and officers of DBS Investor is set forth in Schedule II hereto, which is incorporated by reference in response to this Item 2.

DBS Investor is a limited private company incorporated in Singapore, and a wholly-owned subsidiary of DBS Bank, with a principal address of 6 Shenton Way, DBS Building Tower One, #30-01, Singapore 068809.  The principal business of DBS Investor is to provide nominee services.  Current information concerning the identity and background of the directors and officers of DBS Investor is set forth in Schedule III hereto, which is incorporated by reference in response to this Item 2.

During the last five years, none of the Reporting Persons and, to the best knowledge of Reporting Persons’ knowledge, no other person identified in response to this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The funds used to purchase the Series A Preferred and the Warrants were provided from working capital of the Investors.  The Warrants are exercisable at any time, have an exercise price equal to $6.56244 per share, are non-transferable, and have a term of exercise of three years from and after September 2, 2010.  The aggregate amount of funds used to purchase the Series A Preferred and the Warrants was $24,000,000.

Item 4.                                                         Purpose of Transaction

On September 2, 2010, (i) the Investors and the Issuer closed the transactions contemplated by the Purchase Agreement, pursuant to which the Issuer sold and issued to the Investors the Series A Preferred and the Warrants, (ii) the Issuer executed and delivered to DBS Investor the DBS Warrant, (iii) the Issuer executed and delivered to IBA Investor the IBA Warrant and (iv) the Issuer executed and delivered to the Investors the Investors’ Rights Agreement, dated as of September 2, 2010 (the “Rights Agreement”), between the Investors, the Issuer and certain other parties thereto.  Copies of the Purchase Agreement, the DBS Warrant, the IBA Warrant and the Rights Agreement are filed hereto as Exhibit I, Exhibit II, Exhibit III and Exhibit IV, respectively, and are incorporated herein by reference.  The discussion of each of the Purchase Agreement, the DBS Warrant, the IBA Warrant and the Rights Agreement is qualified in its entirety by the complete text of such exhibits.

Pursuant to the Rights Agreement, the Issuer has also agreed to file registration statements registering the re-sale of the Shares and the Warrant Shares under certain circumstances.  Subject to certain conditions, the Rights Agreement also grants the Investors a right of first refusal with respect to future issuances of equity securities (subject to certain exceptions) of the Issuer.

Under the Rights Agreement, the Issuer also agrees to give DBS Investor a right of first refusal to provide loan facilities to the Issuer and various companies affiliated with the Issuer on the same commercial terms as offered by other lenders.  So long as certain conditions set forth in the Rights Agreement have been satisfied, DBS Investor may nominate one person (the “Investor Director”) to serve as a member of the Issuer’s board of directors (the “Board”).  DBS Investor designated, and the Issuer has appointed, Stanley Leung to the Board as the initial Investor Director.  The Rights Agreement also grants DBS Investor the right to receive cash compensation should the Issuer fail to meet certain financial and operational benchmarks for the years ending December 31, 2010, December 31, 2011 and December 31, 2012, calculated as follows:

2010 compensation = $19,000,000 x ($35,000,000 – 2010 After Tax Net Profit) / $35,000,000

2011 compensation = $19,000,000 x ($48,000,000 – 2011 After Tax Net Profit) / $48,000,000

2012 compensation = $19,000,000 x ($68,000,000 – 2012 After Tax Net Profit) / $68,000,000

The Rights Agreement also grants IBA Investor the right to receive cash compensation should the Issuer fail to meet certain financial and operational benchmarks for the years ending December 31, 2010, December 31, 2011 and December 31, 2012, calculated as follows:

2010 compensation = $5,000,000 x ($35,000,000 – 2010 After Tax Net Profit) / $35,000,000

2011 compensation = $5,000,000 x ($48,000,000 – 2011 After Tax Net Profit) / $48,000,000

2012 compensation = $5,000,000 x ($68,000,000 – 2012 After Tax Net Profit) / $68,000,000

“After Tax Net Profit” means the Issuer’s consolidated operating profit after taxes and minority interests for a given fiscal year determined in accordance with IFRS as audited by any big four accounting firm, excluding extraordinary and non-recurring gains.

Under the Rights Agreement, subject to certain conditions, the Issuer is prohibited from effecting or entering into an agreement to effect any issuance by the Issuer or any of its subsidiaries of securities involving a transaction in which the Issuer (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional shares of Common Stock either (A) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Issuer or the market for the shares of Common Stock or (ii) enters into any agreement, including, but not limited to, an equity line of credit, whereby the Issuer may sell securities at a future determined price.

The Investors may, from time to time, increase, reduce or dispose of their investment in the Issuer, depending on, among other things, the Issuer’s business, prospects and financial condition, general economic conditions in the markets in which the Issuer operates, the market for the Common Stock, the availability of funds, other opportunities available to the Investors, and other considerations.

Other than as set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to, or result in, any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer

The information set forth or incorporated in the cover pages of this Schedule 13D and Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a)                                 Each of DBS Holdings and DBS Bank may be deemed to be the beneficial owner of 8,228,644 shares of Common Stock, which constitute approximately 14.6% of the 56,229,080 shares of Common Stock of the Issuer.  DBS Investor may be deemed to be the beneficial owner of 6,514,344 shares of Common Stock, which constitute approximately 11.9% of the 56,229,080 shares of Common Stock of the Issuer.  The foregoing disclosure assumes that there are (i) 48,000,436 shares of Common Stock outstanding, which the Issuer represented in the Purchase Agreement was the number of outstanding shares of Common Stock as of September 2, 2010, (ii) the full conversion of 5,485,763 shares of Series A Preferred into 5,485,763 shares of Common Stock held by the Investors (all such Series A Preferred outstanding as of September 2, 2010), (iii) the full exercise of warrants held by the Investors to purchase 2,742,881 shares of Common Stock (all such warrants outstanding as of September 2, 2010).

(b)                                 Each of DBS Holdings and DBS Bank may be deemed to have sole voting and dispositive power with respect to all of the Shares and, upon exercise of the Warrants, would have the sole voting and dispositive power with respect to the Warrant Shares.  DBS Investor may be deemed to have sole voting and dispositive power with respect to 4,342,896 DBS Shares and, upon exercise of the

DBS Warrant, would have the sole voting and dispositive power with respect to 2,171,448 DBS Warrant Shares.

(c)                                  Except as set forth in Item 4 above, no transactions in the securities of the Issuer have been effected during the past 60 days by the Reporting Persons or, to the best knowledge of the Reporting Persons, by any of the persons named in Schedule I, Schedule II and Schedule III hereto.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, which is incorporated by reference herein, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the individuals named in Schedule I, Schedule II and Schedule III and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.         Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

I

Securities Purchase Agreement between the Issuer, the Investors and certain other parties thereto, dated as of August 11, 2010 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of the Issuer (Commission File No. 000-52482) filed August 12, 2010).

II	Warrant issued by the Issuer to DBS Investor, dated as of September 2, 2010.
III	Warrant issued by the Issuer to IBA Investor, dated as of September 2, 2010.
IV	Investors’ Rights Agreement between the Issuer, the Investors and certain other parties thereto, dated as of September 2, 2010.
V	Joint Filing Agreement, dated as of September 9, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2010

DBS GROUP HOLDINGS LTD.

By:	/s/ Stanley Leung
Name:	Stanley Leung
Title:	Senior Vice President

DBS BANK LTD.

By:	/s/ Stanley Leung
Name:	Stanley Leung
Title:	Senior Vice President

DBS NOMINEES (PRIVATE) LIMITED

By:	/s/ Stanley Leung
Name:	Stanley Leung
Title:	Senior Vice President

SCHEDULE I

Directors and Executive Officers of DBS Group Holdings Ltd.

NAME	CITIZENSHIP	PRINCIPAL OCCUPATION	RESIDINCE OR BUSINESS ADDRESS

John A. Ross	USA	Director	830 Park Avenue, Apt. 11B New York, NY 10021, USA
Kwa Chong Seng	Singapore	Director	19 Victoria Park Road Singapore 266498
Ang Kong Hua	Singapore	Director	6 Swettenham Close Singapore, 248135
Andrew Robert Fowell Buxton	UK	Director	59 Cadogan Lane London SW1X 9DT United Kingdom
Cheng Wai Chee, Christopher	UK	Director	House 25, Deep Water Bay Road Hong Kong
Goh Yiu Kiang Euleen	Singapore	Director	50 Draycott Park #10-01 The Draycott Singapore 259396
Bart Joseph Broadman	USA	Director	15 Fifth Avenue Singapore 268779
Amat Ravi Shankar Menon	Singapore	Director	27 Kew Heights Singapore 465991
Piyush Gupta	Singapore	CEO & Director	6A Cable Road Singapore 249901
Seah Lim Huat Peter	Singapore	Chairman	45 Binjai Park Singapore 589845

SCHEDULE II

Directors and Executive Officers of DBS Bank Ltd.

NAME	CITIZENSHIP	PRINCIPAL OCCUPATION	RESIDINCE OR BUSINESS ADDRESS

John A. Ross	USA	Director	830 Park Avenue, Apt. 11B New York, NY 10021, USA
Kwa Chong Seng	Singapore	Director	19 Victoria Park Road Singapore 266498
Ang Kong Hua	Singapore	Director	6 Swettenham Close Singapore, 248135
Andrew Robert Fowell Buxton	UK	Director	59 Cadogan Lane London SW1X 9DT United Kingdom
Cheng Wai Chee, Christopher	UK	Director	House 25, Deep Water Bay Road Hong Kong
Goh Yiu Kiang Euleen	Singapore	Director	50 Draycott Park #10-01 The Draycott Singapore 259396
Bart Joseph Broadman	USA	Director	15 Fifth Avenue Singapore 268779
Amat Ravi Shankar Menon	Singapore	Director	27 Kew Heights Singapore 465991
Piyush Gupta	Singapore	CEO & Director	6A Cable Road Singapore 249901
Seah Lim Huat Peter	Singapore	Chairman	45 Binjai Park Singapore 589845

SCHEDULE III

Directors and Executive Officers of DBS Nominees (Private) Limited

NAME	CITIZENSHIP	PRINCIPAL OCCUPATION	RESIDINCE OR BUSINESS ADDRESS

Chang Chee Siong	Singapore PR	Director	6 Shenton Way DBS Building Tower One Singapore 068809
Gan Lai Chun	Singapore PR	Director	6 Shenton Way DBS Building Tower One Singapore 068809
Soh Ee Fong	Singapore	Director	6 Shenton Way DBS Building Tower One Singapore 068809
Ivy Chong Yeong Yng	Singapore	Director	6 Shenton Way DBS Building Tower One Singapore 068809